Exhibit 21.1
Subsidiaries of Actua Corporation

Name	Jurisdiction of Incorporation
Actua USA Corporation	Delaware
Actua Holdings, Inc.	Delaware
Actua Holdings II, LLC	Delaware
Actua Relay Holdings, Inc.	Delaware
2008 Actua LP	Delaware
2009 Actua LP	Delaware
InstaMed Holdings, Inc.	Delaware
InstaMed Communications, LLC	Pennsylvania
Parchment, Inc.	Delaware
Unless otherwise provided, each of the subsidiaries named above does business under the same name.